Putnam Investments
One Post Office Square
Boston, MA 02109
September 28, 2015

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attn: Sally Samuel

Re: Comments on Post-Effective Amendment No. 215 to the Registration Statement on Form N-1A (File No. 811-07513), filed with the Securities and Exchange Commission (the “Commission”) on July 31, 2015 (the “Amendment”), of Putnam Funds Trust (the “Trust”),
relating to the Registrant’s Putnam Mortgage Opportunities Fund series (the “Fund”)

Dear Ms. Samuel:

This letter responds to the comments that you provided telephonically to me on behalf of the Staff of the Commission (the “Commission Staff”) on September 11, 2015 regarding the Amendment. Capitalized terms used herein that are not otherwise defined shall have the meanings specified in the Amendment. For convenience of reference, I have summarized the Commission Staff’s comments before the responses by the Fund.

1. Comment: In the sub-section “Changes in policies” in the section “What are the fund’s main investment strategies and related risks?” please indicate which policies may not be changed without shareholder approval (e.g., the fundamental investment restriction relating to concentration).

Response: We will revise the disclosure in the “Industry concentration risk” subsection to indicate that the fund’s concentration policy will not be changed without shareholder approval. Since there is a general cross-reference to the Fund’s Statement of Additional Information in the “Other investments” sub-section, we do not believe it is necessary to include a further cross-reference to the Statement of Additional Information’s recital of the Fund’s fundamental investment restrictions or other policies in the “Changes in policies” sub-section of the prospectus.

2. Comment: Please provide the legal authority for the Trustees’ ability, as disclosed in the Fund’s prospectus, to set a maximum number of Fund shares for ownership by a shareholder and to redeem involuntarily shares in excess of such a maximum.

Response: The Fund respectfully submits that Article VI, Section 3, of the Trust’s Declaration of Trust provides that the Trust shall have the right at its option to redeem the shares of any shareholder as follows:

(ii) to the extent that such shareholder owns Shares of a particular series of Shares equal to or in excess of a percentage of the outstanding Shares of that series determined from time to time by the Trustees; (iii) to the extent that such Shareholder owns Shares of the Trust representing a percentage equal to or in excess of such percentage of the aggregate number of outstanding Shares of the Trust or the aggregate net asset value of the Trust determined from time to time by the Trustees…or (vi) if the Trustees determine for any other reason, in their sole discretion, that the ownership of Shares by a Shareholder is not in the best interests of the remaining Shareholders of the Trust or of the applicable series or class.

3. Comment: Please clarify the disclosure in “Appendix A—Supplemental Performance Information of Similar Accounts” in the Fund’s prospectus to indicate whether the Fund is included in the Composite.

Response: The Fund is included in the Composite. We will revise the disclosure in Appendix A accordingly. In addition, to reduce the potential for confusion, we will revise Appendix A to remove the term “Other Account.”

4. Comment: In Appendix A, please identify the investment adviser(s) to the Other Accounts other than Putnam Management.

Response: We will revise the disclosure in Appendix A accordingly.

5. Comment: Please confirm whether the portfolio managers of the Other Accounts have the same level of discretion with respect to the management of the Other Accounts’ portfolios as they do with respect to that of the Fund; if not, please disclose any differences in the level of discretion.

Response: We confirm that the portfolio managers of the Fund have the same level of investment discretion with respect to each of the other accounts included in the Composite. We will revise the disclosure in Appendix A to clarify that each of the identified portfolio managers played a primary role in the management of each of the accounts included in the Composite.

6. Comment: Please disclose in Appendix A whether the performance of the Composite has been adjusted to reflect the expenses incurred by the Fund.

Response: The performance of the Composite shown in Appendix A reflects only the deduction of the “Model Net Fee,” which is the highest management fee applicable to any Account (without regard to breakpoints). The Model Net Fee for the Composite is higher than the Total Annual Fund Operating Expenses of the Fund; therefore, the performance of the Composite shown in Appendix A is lower than it would have been if it had been adjusted for the Fund’s actual expenses. We have also revised the disclosure in Appendix A to make it clear that the Composite returns reflect the deduction of the highest management fee applicable to any account in the Composite.

7. Comment: Please revise the fourth sentence of the second paragraph of Appendix A to clarify whether the $575 million asset figure is aggregate and whether it includes the Fund’s assets.

Response: We will revise the disclosure in Appendix A accordingly.

8. Comment: Please disclose in Appendix A whether the Composite’s returns have been calculated using a methodology other than that set forth by the Commission (e.g., GIPS®) and, if so, disclose that returns so calculated may differ from those calculated using the Commission’s methodology.

Response: The Composite’s returns have been calculated in accordance with the GIPS® methodology, and we will revise the disclosure in Appendix A accordingly.

9. Comment: Please clarify what is meant by the ninth sentence in Appendix A, which states, “[t]he average annual total returns of the Composite represents time-weighted rate of return calculations.”

Response: We will revise the disclosure in Appendix A to remove this sentence.

10. Comment: Please revise the disclosure in Appendix A to provide 5-year returns of the Composite.

Response: We will revise the disclosure in Appendix A accordingly.

11. Comment: Please confirm that the investment adviser(s) to each account included in the Composite maintains the records required by Rule 204-2(a)(16) under the Investment Advisers Act of 1940 to substantiate the performance calculations reflected in Appendix A.

Response: Each of Putnam Investment Management, LLC, which is the Fund’s investment adviser, and The Putnam Advisory Company, LLC, which serves as investment adviser to the other accounts included in the Composite, represents that it maintains the performance records required by Rule 204-2(a)(16).

12. Comment: In the Fund’s non-fundamental policy limiting illiquid securities to 15% of the Fund’s net assets set forth in the Statement of Additional Information, please state that if illiquid securities exceed such limit, the Fund will take appropriate steps to reduce the Fund’s illiquid positions to 15% or less of the Fund’s net assets.

Response: We respectfully submit that the Fund’s current disclosure, which reflects revisions made in response to previous comments delivered by the Commission Staff, fairly presents the nature of the Fund’s obligation to respond to a breach of the 15% limit on illiquid securities.

Putnam Funds Trust, with respect to the Amendment, further acknowledges that (i) the Fund is responsible for the adequacy and accuracy of the disclosures in the Amendment; (ii) Commission Staff comments do not foreclose the Commission from taking any action with respect to the Amendment; and (iii) the Fund may not assert Commission Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. Consistent with the Commission’s June 24, 2004 release regarding the public release of comment letters and responses, these acknowledgments should not be construed as suggesting that there is an inquiry or investigation or other such matter involving the Fund.

I believe this letter addresses the Commission Staff’s comments. Should you have any further question, please do not hesitate to call me at (617) 760-8939. Thank you for your assistance.

Very truly yours,

/s/ James F. Clark

James F. Clark

Associate General Counsel

Putnam Investments

cc: James E. Thomas, Esq., Ropes & Gray LLP